# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alliance Laundry Holdings Inc., CIK 0001317685
CUSIP: 01862Q107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 221 SHEPARD ST, RIPON, Wisconsin (WI), 54971
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001510974

## Reporting persons
- BDT Capital Partners, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 140,751,696; sole dispositive power 0; shared dispositive power 140,751,696; aggregate amount beneficially owned 140,751,696 (71.3% of the class)
- BDTCP GP II-A (DEL), LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 140,751,696; sole dispositive power 0; shared dispositive power 140,751,696; aggregate amount beneficially owned 140,751,696 (71.3% of the class)
- BDTCP GP II-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 140,751,696; sole dispositive power 0; shared dispositive power 140,751,696; aggregate amount beneficially owned 140,751,696 (71.3% of the class)
- BDTCP GP II, Co.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 140,751,696; sole dispositive power 0; shared dispositive power 140,751,696; aggregate amount beneficially owned 140,751,696 (71.3% of the class)
- BDT Badger Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 140,751,696; sole dispositive power 0; shared dispositive power 140,751,696; aggregate amount beneficially owned 140,751,696 (71.3% of the class)
- BDTP GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 140,751,696; sole dispositive power 0; shared dispositive power 140,751,696; aggregate amount beneficially owned 140,751,696 (71.3% of the class)
- Byron D. Trott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 140,751,696; sole dispositive power 0; shared dispositive power 140,751,696; aggregate amount beneficially owned 140,751,696 (71.3% of the class)

## Item 1. Issuer
Name of issuer: Alliance Laundry Holdings Inc.
Address of issuer's principal executive offices: 221 Shepard Street, Ripon, Wisconsin 54971

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed by:

BDT Capital Partners, LLC
BDTCP GP II-A (DEL), LLC
BDTCP GP II-A, L.P.
BDTCP GP II, Co.
BDT Badger Holdings, LLC
BDTP GP, LLC
Byron D. Trott
Address of principal business office or, if none, residence: The principal business office of each of the Reporting Persons is 401 North Michigan Avenue, Suite 3100, Chicago, Illinois 60611.
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
BDT Capital Partners, LLC 140,751,696
BDTCP GP II-A (DEL), LLC 140,751,696
BDTCP GP II-A, L.P. 140,751,696
BDTCP GP II, Co. 140,751,696
BDT Badger Holdings, LLC 140,751,696
BDTP GP, LLC 140,751,696
Byron D. Trott 140,751,696

BDT Badger Holdings, LLC is the record holder of the Common Stock reported herein. Byron D. Trott is the sole member of BDTP GP, LLC, which is the managing member of BDT Capital Partners, LLC, which is the sole member of BDTCP GP II, Co., which is the general partner of BDTCP GP II-A, L.P., which is the sole member of BDTCP GP II-A (DEL), LLC, which is the managing member of BDT Badger Holdings, LLC. Accordingly, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the Common Stock held of record by BDT Badger Holdings, LLC. Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of his or its pecuniary interests therein.
Percent of class:
BDT Capital Partners, LLC 71.3%
BDTCP GP II-A (DEL), LLC 71.3%
BDTCP GP II-A, L.P. 71.3%
BDTCP GP II, Co. 71.3%
BDT Badger Holdings, LLC 71.3%
BDTP GP, LLC 71.3%
Byron D. Trott 71.3%

The percentages are based on 197,400,201 shares of Common Stock outstanding as of November 11, 2025, as disclosed in the issuer's Quarterly Report on Form 10-Q filed on November 13, 2025.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
BDT Capital Partners, LLC 140,751,696
BDTCP GP II-A (DEL), LLC 140,751,696
BDTCP GP II-A, L.P. 140,751,696
BDTCP GP II, Co. 140,751,696
BDT Badger Holdings, LLC 140,751,696
BDTP GP, LLC 140,751,696
Byron D. Trott 140,751,696
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
BDT Capital Partners, LLC 140,751,696
BDTCP GP II-A (DEL), LLC 140,751,696
BDTCP GP II-A, L.P. 140,751,696
BDTCP GP II, Co. 140,751,696
BDT Badger Holdings, LLC 140,751,696
BDTP GP, LLC 140,751,696
Byron D. Trott 140,751,696

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BDT Capital Partners, LLC: /s/ Mary Ann Todd, Mary Ann Todd / Partner & Chief Legal Offcer (02/13/2026)
- BDTCP GP II-A (DEL), LLC: /s/ Mary Ann Todd, Mary Ann Todd / Secretary & General Counsel (02/13/2026)
- BDTCP GP II-A, L.P.: /s/ Mary Ann Todd, Mary Ann Todd / Secretary & General Counsel of BDTCP GP II, Co., General Partner (02/13/2026)
- BDTCP GP II, Co.: /s/ Mary Ann Todd, Mary Ann Todd / Secretary & General Counsel (02/13/2026)
- BDT Badger Holdings, LLC: /s/ Mary Ann Todd, Mary Ann Todd / Secretary & General Counsel of BDTCP GP II-A (DEL), LLC, Managing Member (02/13/2026)
- BDTP GP, LLC: /s/ Mary Ann Todd, Mary Ann Todd / Secretary & General Counsel (02/13/2026)
- Byron D. Trott: /s/ Byron D. Trott, Byron D. Trott (02/13/2026)